OraSure Technologies, Inc.

220 East First Street

Bethlehem, PA 18015

April 10, 2024

VIA EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeanne Baker, Al Pavot

Re:	ORASURE TECHNOLOGIES INC

Form 10-K filed March 11, 2024

Item 2.02 Form 8-K filed February 27, 2024

File No. 001-16537

Dear Ladies and Gentlemen:

OraSure Technologies, Inc. (the “Company,” “we,” “us” or “our”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 20, 2024 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on March 11, 2024 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed with the Commission on February 27, 2024. For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Form 10-K filed March 11, 2024

Inventories, page 66

1.

Given your disclosure that you expect a significant decline in COVID-19 revenues during 2024, please disclose how much of your ending inventory balance is comprised of COVID-19 testing products. Disclose also how much of that inventory is expired, if any.

Response:

The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment advises that as of December 31, 2023, the Company’s COVID-19 inventory balance was $15.7 million, representing 33% of its total inventory as of that date. Total expired COVID-19 inventory as of December 31, 2023 was minimal with a value of $0.1 million.

April 10, 2024

Item 2.02 Form 8-K filed February 27, 2024

Exhibit 99.1

OraSure Technologies GAAP to Non-GAAP Reconciliation, page 10

2.

We note that you include an adjustment for inventory reserve for excess levels in your determination of Non-GAAP cost of goods sold, gross margin, operating income, net income(loss) and earnings(loss) per share. This adjustment appears to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please advise or revise to no longer include this adjustment in your determination of your non- GAAP measures.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it considered the guidance set forth in Question 100.01 in the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that Supplemental non-GAAP financial measures are used internally in our assessment of performance and in defining target metrics for our management compensation plans. While we believe these metrics are useful supplemental information, we highlight in our disclosures that the non-GAAP financial measures presented should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. In providing non-GAAP financial measures, we acknowledge the authoritative guidance regarding the use of non-GAAP Financial measures in Regulation G, S-K Item 10(e) and Instruction 2 to Item 2.02, in addition to the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, specifically Question 100.1. In accordance with that guidance, we do not include adjustments for items that we may believe represent normal, recurring, cash operating expenses necessary for our operations.

We included an adjustment for inventory reserve for excess levels of $3.8 million in our non-GAAP financial measures, which consists of the following inventory reserve items which we consider non-recurring.

In the second quarter of 2023, we terminated the manufacturing of our COVID-19 products in Thailand and on-shored production to our facilities located in Bethlehem, Pennsylvania. The COVID-19 inventory in Thailand was reserved as it included component parts for our COVID-19 products manufactured in Thailand and there was a reduction of demand for such products. Due to the termination of Thailand COVID-19 production, we recorded a $1.8 million excess inventory reserve. The vast majority of this reserved inventory was physically scrapped by the end of 2023.

In the fourth quarter of 2023, we reserved COVID-19 raw materials of $2.0 million which, based on expected future demand, would likely expire prior to sale.

April 10, 2024

Both inventory reserve adjustments were associated with the Company’s COVID-19 product line and are not considered part of our core business. We expect the COVID-19 business to continue to decline to levels in which it is not expected to be a material contributor to the Company’s operations or financial results.

As we have described above, we do not believe the expense associated with the COVID-19 inventory reserve for excess levels to be normal, recurring, cash operating expenses necessary for our core operations. To further support this presentation, we note that the excess reserves included as a non-GAAP adjustment did not include specific reserves for inventories associated with our other product lines which approximated an additional $3.3 million nor did it include our general inventory reserve amount of $1.9 million. As such, we believe adjusting for inventory reserve for excess levels associated with our COVID-19 product line within our non-GAAP financial measures provides useful supplemental information regarding the core business trends and performance of our ongoing core business.

However, in any future non-GAAP adjustment for inventory reserve for excess levels expense, we will provide additional disclosure to clarify that these costs are not normal, recurring expenses necessary for our core business and that such costs relate to our COVID-19 products.

If you or any other member of the Staff have any questions regarding the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undersigned at (732) 841-5623

Sincerely,

/s/ Kenneth McGrath
Kenneth McGrath
Chief Financial Officer

cc:	Carrie Eglinton Manner, President and Chief Executive Officer, OraSure Technologies, Inc.

Stefano Taucer, General Counsel & Corporate Secretary, OraSure Technologies, Inc.

Rachael M. Bushey, Goodwin Procter LLP

Justin M. Platt, Goodwin Procter LLP